Exhibit 17.1

Resignation letter of Joseph Klein III, dated March 19, 2010

March 19, 2010

Dear Chairman of the Board of BioMarin Pharmaceutical:

I am submitting my resignation as a Director of BioMarin, effective immediately, since I have fundamental disagreements with the Board on how the Board approaches its governance and oversight responsibilities.

When we last met in person as a Board on February 23-24, 2010, I participated as a member of the Corporate Governance and Nominating Committee (CGNC) in a final discussion of the nomination of a slate of Board of Directors to be considered for reelection by our shareholders at their Annual Meeting on May 12, 2010. The recommendation of the CGNC to re-nominate all eight existing directors was presented to the full Board. The Board then met and approved the slate unanimously. There were no issues raised about the re-nomination of any director, and there had been no discussion of any problems at any prior Board meetings, or at prior CGNC meetings.

On March 11, 2010, I received a telephone call from you, our Chairman. You told me that the Board had “reached a consensus to not re-nominate me” for consideration by our shareholders as a director for 2010-2011. You would not give a reason for this decision. Notwithstanding my effort to alter this decision, the Board did not view the situation as I do and my name will not appear on the slate of re-nominations.

In my efforts to understand this decision, I spoke to every fellow director and learned that my efforts to do my job as a Board member are not well received by some of my colleagues on the Board. Hence, under the circumstances, I believe I can no longer represent or be helpful to our shareholders as a Board member.

There exists disagreement between the Board and me on my view of a number of issues as I learned from colleagues on the board. The following are some examples:

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Disagreement over How and When I ask questions as Chairman of the Audit Committee. Specific examples cited were (a) question on revenue recognition of a shipment to a Japanese distributor was asked in the presence of the external auditor and the entire finance team; and (b) question on extension of lives for fixed asset depreciation was asked in the presence of the external auditor and the entire finance team. These questions were viewed as “inappropriate” and “micromanaging the audit committee process.”

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Disagreement over How to Conduct an Ongoing Investigation of a Serious Matter. While I still do not believe there has been any wrongdoing by the company and an investigation of an alleged violation is ongoing, there were some disagreements about how to conduct an independent investigation and, in my opinion, management has influenced both the direction and conduct of the investigation. My suggestions about the investigation process were viewed as “micromanaging the audit committee process.”

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Disagreement over How to Modify the Company’s Poison Pill. When asked, I was in favor of removing the poison pill, but then compromised my position by suggesting we establish an automatic sunset provision, which would force regular evaluation of the Poison Pill to determine if it was in the best interest of the shareholders.

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Disagreement with the CEO on How and When the CEO should present to our entire Board a serious, reasonable offer by a third party to acquire the company. I continue to believe that the CEO should present any serious offer that he has received to acquire the company to the full Board so that the full Board can determine what is in the best interests of our shareholders. In my opinion, these discussions should be by the entire Board in a duly-noticed board meeting, and not in selective one-on-one telephone conversations or emails.

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Disagreement with the CEO over his Desire to Combine the Chairman and CEO Roles. I continue to believe that BioMarin’s existing practice of having a Chairman that is separate from the CEO represents best practice in corporate governance and is in the best interest of our shareholders.

I hope that my diligent efforts to represent the best interests of our shareholders have contributed to the welfare of the company over the past five years.

Very truly yours,

/s/ Joseph Klein
Joseph Klein III